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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*
     America Online, Inc.
     22000 AOL Way
     Dulles, VA  20166

2.   Issuer Name and Ticker or Trading Symbol
     Excite, Inc. (XCIT)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) 54-1322110

4.   Statement for Month/Year
     January 1999

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

1. Title of    2. Transaction   3. Transaction   4. Securities Acquired (A)  5. Amount of     6. Ownership Form:   7. Nature of
   Security       Date             Code             or Disposed (D)             Securities       Direct (D) or        Indirect
  (Instr. 3)                       (Instr.8)        (Instr. 3, 4 and 5)         Beneficially     Indirect (I)         Beneficial
                                                                                Owned at         (Instr. 4)           Ownership
                                                                                End of Month                          (Instr. 4)
                                                                                (Instr. 3 and 4)

                  (Month/Day       Code  V       Amount     (A)or(D)   Price
                   Year)
Common Stock      1-20-99          S             4,811,062*  D         $100.00  -0-               D
Common Stock      1-20-99          S               117,648*  D         $100,00  -0-               I                   By AOL
                                                                                                                      Ventures (a
                                                                                                                      wholly-owned
                                                                                                                      subsidiary
                                                                                                                      of the
                                                                                                                      Reporting
                                                                                                                      Person)


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)


Series E-3          $8.00                                    Imme     3/8/01    Series    650,000*        650,000*  I        By AOLV
Preferred                                                                       E-3 Pre-
Stock Warrant                                                                   ferred
                                                                                Stock

Explanation of Responses:
*Adjusted to relect a 2-for-1 stock split paid by the Issuer on July 20, 1998.

        /s/J. Michael Kelly
           J. Michael Kelly
           Senior Vice President and
           Chief Fianancial Officer                 2/10/99
      **Signature of Reporting Person               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).